CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0002

Jon C. Avina

+1 650 843 5307

javina@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

March 25, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington, DC 20549

Attn:	Mitchell Austin, Staff Attorney

Jan Woo, Legal Branch Chief

David Edgar, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Re:	Zoom Video Communications, Inc.

Registration Statement on Form S-1

File No. 333-230444

Ladies and Gentlemen:

On behalf of Zoom Video Communications, Inc. (the “Company”), we are providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed preliminary price range of the shares of Class A common stock to be offered in the Company’s proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-230444), initially filed with the Commission on March 22, 2019.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5307 rather than rely on the U.S. mail for such notice.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0002

U.S. Securities and Exchange Commission

March 25, 2019

Preliminary Price Range

The Company supplementally advises the Staff that, on March 21, 2019, representatives of Morgan Stanley & Co. LLC, J. P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Credit Suisse (USA) LLC, the lead underwriters of the IPO and on behalf of the underwriters, recommended a preliminary price range of [***] per share of Class A common stock (“Preliminary Price Range”). The proposed Preliminary Price Range is informed by current market conditions, the Company’s financial condition and prospects, the performance of recent initial public offerings in the technology industry and the current market valuations of other high-growth SaaS companies, regardless of the comparability of such companies’ products and services with the Company’s video-first communications platform.

The primary differences in the valuation methodology used to estimate the Preliminary Price Range and the methodology used to determine the fair value of the Company’s Class B common stock for purposes of measuring the grant date fair value of the Company’s equity awards as of January 31, 2019 (as described in the Company’s response to the Staff’s comment no. 10 on March 19, 2019) are as follows:

•

Market Dynamics. The valuation considerations for estimating the Preliminary Price Range were informed by current conditions in the U.S. equity markets, including a lack of supply for new issues of enterprise software companies since October 2018, the relative stability in the equity markets since January 2019 due, in part, to the end of the U.S. government shutdown, recent pronouncements from the Federal Reserve regarding current monetary policy, and market expectations regarding trade relations between the United States and China. As a result of these broader market factors, investors are seeking investment opportunities in high-growth technology companies.

•

Comparable Companies. The Company, in consultation with the lead underwriters, compared the Company’s performance with the growth rates and profitability metrics of other high-growth software companies, including SaaS companies that had recently consummated their own IPOs, such as Docusign, Elastic, MongoDB, Smartsheet and Zscaler, as well as SaaS companies with growth rates and profitability indicators that are similar to the Company, such as Twilio, Okta, Shopify, Workday, Atlassian and ServiceNow. The cohort used by the lead underwriters represents an expansion of comparable companies as several but not all of these companies were included as guideline public companies in the valuation prepared as of January 31, 2019, which, as discussed in the response to Comment No. 10 in the Company’s letter to the Staff dated March 19, 2019, also included companies that were not industry specific but had been identified by the Company’s investment bankers during their initial meetings with the Company’s management as comparable companies. The Company considered

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0002

U.S. Securities and Exchange Commission

March 25, 2019

data from the lead underwriters demonstrating that each of these companies have experienced significant expansion in their respective valuation multiples based on the market’s estimate of their future expected revenues and operating performance. In fact, the recent expansion for these software companies has significantly outpaced the expansion in the valuation multiples for the broader mix of software companies, which itself is reaching near historical highs.

•

Valuation Methodology. The valuation methodology applied to the Preliminary Price Range assumes a successful IPO in April 2019 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the methodology used to determine the fair value of the Company’s Class B common stock for purposes of measuring the grant date fair value of the Company’s equity awards as of January 31, 2019 considered a number of different exit scenarios and timing assumptions, resulting in a weighting of a near-term IPO at less than 100% and, thus, a lower fair value determination of the Company’s Class B common stock due to factors such as the liquidation preference of the Company’s preferred stock and the discount for lack of marketability of the Company’s Class B common stock. The methodology used as of January 31, 2019 also considered the latest secondary sale transaction of capital stock by existing investors in November 2018 which included a small number of shares of the Company’s Class B common stock and Series A preferred stock at $17.86 per share.

Additional Option Grants

In addition, the Company supplementally advises the Staff that, on March 21, 2019, it granted 439,250 options to purchase shares of Class A common stock with an exercise price of [***] per share, which reflects the midpoint of the Preliminary Price Range.

*                *                 *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0002

U.S. Securities and Exchange Commission

March 25, 2019

Please contact me at (650) 843-5307 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Jon C. Avina

Jon C. Avina

cc:	Eric S. Yuan, Zoom Video Communications, Inc.

Kelly Steckelberg, Zoom Video Communications, Inc.

Aparna Bawa, Zoom Video Communications, Inc.

Calise Y. Cheng, Cooley LLP

Bradley M. Libuit, Cooley LLP

Alex K. Kassai, Cooley LLP

Allison Spinner, WSGR

Shannon Delahaye, WSGR

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.